SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  January, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2007 and 2006,
and for the Three Years Ended
December 31, 2007
and Report of Independent Registered
Public Accounting Firm

Management's Report on Internal Control
Over Financial Reporting

1
The management of Votorantim Celulose e Papel S.A. and subsidiaries ("the Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2
The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Audit Committee, principal executive and principal financial officers, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

3
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Votorantim Celulose e Papel S.A.

4
The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2007 the Company's internal control over financial reporting is effective.

5
Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Auditores Independentes, the Company's independent registered public accounting firm, which opinion is stated in their report, dated January 16, 2008, included herein.

São Paulo, January 16, 2008

José Luciano Penido	Valdir Roque
Chief Executive Officer	Chief Financial Officer
January 16, 2008	January 16, 2008

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We did not audit the financial statements of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 314 million and US$ 291 million at December 31, 2007 and 2006, respectively, and for which the equity in earnings of affiliates, included in net income, totaled US$ 52 million, US$ 56 million and US$ 42 million for each of the three years in the period ended December 31, 2007. The financial statements of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Votorantim Celulose e Papel S.A.

2
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 16, 2008

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

	Note	2007	2006
Assets

Current assets
Cash and cash equivalents		565	405
Available for sale securities	6	176	365
Trade accounts receivable, net	7	165	201
Inventories	8	186	198
Recoverable taxes		71	94
Deferred income tax	5(b)	5	49
Long-lived assets held for sale		-	15
Other		34	20

		1,202	1,347

Non-current
Investment in affiliates, including goodwill	9	1,009	900
Property, plant and equipment, net	10	3,916	1,945
Other assets
Recoverable taxes		68	25
Deferred income tax	5(b)	-	79
Judicial deposits	15	158	97
Accounts receivable for investment sold	4(a)	34	-
Advances to suppliers		10	-
Other		8	11

		278	212

		6,405	4,404

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

	Note	2007	2006
Liabilities and shareholders' equity

Current liabilities
Trade payables		139	111
Short-term debt	11	211	242
Current portion of long-term debt	12	156	170
Unrealized loss from cross currency interest rate swaps	14	5	50
Payroll, profit sharing and related charges		23	20
Taxes on income and other taxes		34	34
Interest attributable to capital payable	17	170	129
Liabilities associated with long-lived assets classified as held for sale		-	1
Other		18	23

		756	780

Non-current
Long-term liabilities
Long-term debt	12	1,197	1,129
Deferred income tax, net	5(b)	349	-
Unrealized loss from cross currency interest rate swaps	14	-	44
Accrued liabilities for legal proceedings	15	197	152
Post-retirement benefits	21	23	24

		1,766	1,349

Commitments and contingencies	15

Shareholders' equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding		953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding		1,053	1,053
Additional paid-in capital		35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)		(1)	(1)
Appropriated retained earnings		110	86
Unappropriated retained earnings		1,711	694
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments		19	(545)
Post-retirement benefits	21	3	-

		3,883	2,275

		6,405	4,404

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Years Ended December 31
In millions of U.S. dollars, except number of shares

	Note	2007	2006	2005

Net operating revenue
Domestic sales (net of sales taxes: 2007 - US$ 226; 2006 - US$ 222 and 2005 - US$ 183)		709	685	564
Export sales		624	632	566

		1,333	1,317	1,130

Operating costs and expenses
Cost of sales		887	813	654
Selling and marketing		138	136	138
General and administrative		64	63	55
Gain on exchange of assets, net	4(b)	(955)	-	-
Other, net		13	20	36

		147	1,032	883

Operating income		1,186	285	247

Non-operating income (expense)
Financial income	19	236	166	79
Financial expense	19	(145)	(148)	(119)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net		214	(4)	(5)

		305	14	(45)

Income before taxes on income and equity in affiliates		1,491	299	202

Current income tax expense
Domestic		(35)	(25)	(51)
Deferred income tax expense on gain on exchange of assets		(327)	-	-
Deferred income tax (expense) benefit		(21)	21	59

	5(a)	(383)	(4)	8

Income before equity in affiliates		1,108	295	210

Equity in earnings of affiliates	9	113	77	54

Net income		1,221	372	264

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Year Ended December 31
In millions of U.S. dollars, except number of shares	(continued)

	2007	2006	2005

Net income applicable to preferred shares	618	188	124
Net income applicable to common shares	603	184	140

Net income	1,221	372	264

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	6.28	1.97	1.46
Per common share	5.71	1.79	1.33

Weighted average number of shares outstanding (thousand)
Preferred	98,444	92,240	85,451
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars

	Note	2007	2006	2005

Cash flows from operating activities
Net income		1,221	372	264
Adjustments to reconcile net income to cash provided by operating activities
Gain on exchange of assets, net of deferred tax of US$ 338	4(b)	(651)	-	-
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net		(214)	4	5
Equity in earning of affiliates		(113)	(77)	(54)
Interest attributable to capital and dividends received		23	15	11
Deferred income tax		21	(21)	(59)
Depreciation and depletion		143	193	117
Loss on disposal of property, plant and equipment		10	14	9
(Gain) loss on sale of investments		(44)	-	-
Capital gain on sale of investments	4(d)	(48)	-	-
Goodwill write-off	4(a)	27	-	-
Complement paid to International Paper, net of deferred tax of US$ 11	4(b)	23	-	-
Decrease (increase)in assets		36	6	(4)
Trade accounts receivable
Inventories		13	(19)	(6)
Judicial deposits		(61)	(10)	(61)
Other assets		(34)	(79)	(10)
Decrease in liabilities		(19)	(16)	22

Net cash provided by operating activities		333	382	234

Cash flows from investing activities
Held-to-maturity securities purchased, net of proceeds on sale		-	-	6
Available for sale securities
Purchase		(823)	(431)	(259)
Proceeds from sale and maturities		1,078	602	149
Sale of an interest in an affiliate	4(a)	93	-	-
Acquisition of an interest in an affiliate	4(a)	-	(36)	(275)
Acquisition of property, plant and equipment		(477)	(248)	(247)
Effect of exchange of assets on cash and cash equivalents		(16)	-	-

Net cash used in investing activities		(145)	(113)	(626)

Cash flows from financing activities
Short-term debt
Borrowings		622	603	458
Repayments		(709)	(441)	(403)
Third parties long-term debt
Borrowings		382	134	869
Repayments		(240)	(299)	(324)
Related parties long-term debt
Borrowings		12	45	43
Repayments		(44)	(56)	(39)
Treasury shares
Acquisition		-	-	(12)
Sale		-	18	1
Interest attributable to capital and dividends paid		(136)	(111)	(88)

Net cash provided by (used in) financing activities		(113)	(107)	505

Votorantim Celulose e Papel S.A. Consolidated Statements of Cash Flows In millions of U.S. dollars	(continued)

	Note	2007	2006	2005

Effect of exchange rate changes on cash and cash equivalents		85	(18)	(3)

Net increase in cash and cash equivalents		160	144	110

Cash and cash equivalents at beginning of year		405	261	151

Cash and cash equivalents at end of year		565	405	261

Supplemental cash flow information
Cash paid during the year for
Income tax		-	14	43
Interest		110	98	65

Supplemental non cash flow information
Income tax offset with tax credits		46	12	-
Issue of shares upon acquisition of an interest in an affiliate	4(a)	-	168	-
Asset exchange	4(b)
Assets received (fair value)		1,498	-	-
Assets provided (book value)		509	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
In millions of U.S. dollars, except number of shares

	2007	2006	2005

Preferred shares
At beginning of year	953	785	785
Capital increase	-	168	-

At end of year	953	953	785

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	29	29
Gain on sale of treasury shares	-	6	-

At end of year	35	35	29

Treasury shares
At beginning of year	(1)	(13)	(2)

Preferred shares sold (2007 - 3,098; 2006 -1,049,502; 2005 - 126,400)	-	12	1
Preferred shares purchased (2005 - 1,050,700)	-	-	(12)

At end of year	(1)	(1)	(13)

Appropriated retained earnings
At beginning of year	86	72	60
Transferred from unappropriated retained earnings	24	14	12

At end of year	110	86	72

Unappropriated retained earnings
At beginning of year	694	487	440
Net income	1,221	372	264
Transferred to appropriated retained earnings	(24)	(14)	(12)
Dividends and interest attributed to capital
Preferred	(91)	(76)	(97)
Common	(89)	(75)	(108)

At end of year	1,711	694	487

Votorantim Celulose e Papel S.A. Consolidated Statements of Changes in Shareholders' Equity In millions of U.S. dollars, except number of shares	(continued)

	2007	2006	2005

Cumulative translation adjustments
At beginning of year	(545)	(687)	(867)
Gain for the year	564	142	180

At end of year	19	(545)	(687)

Post-retirement benefits
At beginning of year	-	-	-
Provision for the year	3	-	-

At end of year	3	-	-

Net unrealized gains on available for sale securities
At beginning of year	-	11	-
Realized (transferred to results of operations)	-	(11)	-
Gain for the year (2005 - net of tax of US$ 6)	-	-	11

At end of year	-	-	11

Shareholders' equity at end of year	3,883	2,275	1,737

Comprehensive income
Net income	1,221	372	264
Unrealized gains on available for sale securities	-	-	11
Translation adjustments	564	142	180
Post-retirement benefits	3	-	-

Comprehensive income	1,788	514	455

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp, using pulp wood derived principally from our forestry operations, which we sell as "market pulp" to other paper producers and we use in our integrated paper facilities to produce a variety of products. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid a complement of US$ 34 to International Paper for closing adjustments arising from the asset Exchange Agreement upon conclusion of the respective due diligence procedures and negotiations (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADS") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

2	Significant Accounting Policies

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board ("FASB"). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2007 - US$ 1.00 : R$ 1,7713 - December 31, 2006 - US$ 1.00 : R$ 2.1380; December 31, 2005 - US$ 1.00 : R$ 2.3407). Capital accounts are remeasured at historical exchange rates.

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account ("CTA") in shareholders' equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. ("VEP") which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") which was acquired through the exchange of assets (Note 4(b)), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. We own 50% of the voting and total shares of Ripasa S.A. Celulose e Papel ("Ripasa") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). And, as from September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

On March 31, 2005, Ripasa Participações S.A. ("Ripar"), a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar which, among other things, resulted in VCP indirectly owning 50% of Ripasa. Subsequently their assets were distributed to VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"), in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We account for our interest in Ripasa by the equity method using financial information with a one month lag.

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. They are stated at cost plus accrued interest, which approximates market.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on quoted market prices and the unrealized gain or loss, net of taxes, is recorded in shareholders' equity until the maturity or sale date, when the gain or loss is recorded in the statement of income. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as "financial income", in the statement of income.

(f)	Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(g)	Investment in affiliates, including goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill resulting on the acquisitions of such investments. Investments in affiliates, which includes the corresponding goodwill on the acquisition of such affiliates is tested, at least, annually for impairment.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives, principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs. Machinery and equipment is, effective May 2006 and based upon an independent appraisal, depreciated over a useful life of 18 years and 3 months instead of the previously used 25 years. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we harvest and replant our forests approximately every seven years. Capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

(i)	Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil.

For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax basis of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes. Current and non-current deferred tax assets and liabilities are presented separately.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

(j)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which are when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 8 in 2007 (US$ 10 in 2006 and US$ 7 in 2005). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

(i)	Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 23% of our domestic sales in 2007 (2006 and 2005 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. We estimate that for 2007, 2006 and 2005, an average of approximately 8% of our total number of regular domestic customers (approximately 23% for 2007, 22% for 2006 and 2005 of total domestic sales value) obtained our guarantee for their loans.

(ii)	Paper - export market

Export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(iii)	Pulp - domestic market

Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)	Pulp - export market

All export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to selling and marketing expenses. They totaled US$ 89, US$ 79 and US$ 75 in 2007, 2006 and 2005, respectively. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

(k)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders' equity, the changes in the fair value of available for sale securities and the post-retirement benefits.

(l)	Earnings per share

In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated; consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, inventory valuation allowances, selection of depreciable lives of assets, asset exchange, asset impairments, tax valuation allowances, employee post-retirement benefits, uncertain tax positions, contingencies and other similar evaluations. Actual results could differ from those estimates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(n)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 21). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

We adopt SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" and SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

(o)	Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

3	Recently Issued Accounting Pronouncements

The FASB recently issued a number of Statements of Financial Accounting Standards and interpretations.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In September 2006, the FASB issued SFAS 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (that is, in the case of VCP, January 1, 2008). The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, including an amendment of SFAS 115,"Accounting for Certain Investments in Debt and Equity Securities". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company's fiscal year that begins after November 15, 2007 (that is, in the case of VCP, January 1, 2008). The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)'s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of VCP, January 1, 2009). An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" (described below). The Company will apply such pronouncement on a prospective basis for each new business combination.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In December 2007, the FASB issued SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of VCP, January 1, 2009). Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company's consolidated results of operations or financial position.

4	Acquisition or Sale of Affiliates

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Pursuant to the November 10 agreement, VCP and Suzano also had a call option to acquire from the principal shareholder group additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa. The call option was exercisable for a twelve-month period beginning March 31, 2010 for the Reais equivalent, at exercise date of US$ 160 plus Brazilian market rate interest (split equally between VCP and Suzano). The principal shareholder group had a put option that would require Ripar to acquire these remaining shares during a five year period ending March 31, 2010. The put/call option agreements require, as a preceding condition, that they may be exercisable only in the case the underlying shares of Ripasa are free of liens and encumbrances.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow the aforementioned principal shareholder group, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a judicial action to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholder of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). As a result of the above transactions and on that date, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar. The acquisition transaction was, however, still subject to approval by the Brazilian antitrust authorities.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(iii)	Government approval

On August 9, 2007, the acquisition was approved by the Brazilian antitrust authorities. Approval is still pending from tax authorities to convert the Americana mill production unit into a consortium.

(iv)	Disolution of Ripar

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP is the direct holder of its 50% interest in Ripasa.

(v)	Modification of the November 10, 2004 Agreement

As a result of the completion of the corporate restructuring, the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-voting preferred shares from the former principal Ripasa shareholding group during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. At December 31, 2007 and 2006, that amount, including interest totaled the Reais equivalent of US$ 179 and US$ 133, respectively; with Suzano having a similar obligation for its pro rata part. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security has been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(vi)	Valuation of the put/call options

The VCP shares now owned by the former principal Ripasa shareholding group are subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which this group is a party. These shares may not be sold and the rights to the exercise the option cannot be transferred to third parties without the prior written consent of the other parties to the agreement. As such, the VCP shares are not expected to be released prior to the expiration of the respective put/call options. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May, 2006 and subsequent fair value changes be recognized in the statement of income for the period.

(vii)	Disposition of non-core assets

VCP and Suzano have jointly determined that Ripasa's core business asset is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred:

.
Embu: on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill.

.
Cubatão and Limeira: on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper, in turn transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of income and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, pursuant to the exchange agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, before the closing adjustments, are summarized below:

	Net assets	Net assets
	provided	received
	(Book value)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	400	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owns land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1.2 billion which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only in the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income accrued in 2007 and recorded by VCP totaled US$ 124.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now denominated VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project is expected to become operational in 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

During the second semester of 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,250,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and Pöyry agreed a price adjustment of US$ 340, the Reais equivalent of R$ 602,077 thousand, to the original contracted price.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture, will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holds a 60% interest and VCP holds the remaining 40% interest. The transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income.

Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in Reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the100% interest will not be less than US$ 165 and not be higher than US$ 190.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

Accordingly the investment in the entity is treated on an equity accounting basis.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. Taxes on income are based on adjusted taxable income determined under Brazilian tax regulations. VCP is also subject to tax in certain foreign jurisdictions.

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

	2007	2006	2005

Income before taxes on income	1,491	299	202

Income tax expense at statutory tax rate - 34%	(507)	(102)	(69)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	56	51	42
Equity in earnings of affiliates	39	26	18
Differences in foreign income tax rate	23	24	24
Other permanent differences	6	(3)	(7)

Income tax (expense) benefit	(383)	(4)	8

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Analysis of deferred tax balances

	December 31,
	2007	2006

Deferred tax assets
Tax loss carryforwards	47	10
Tax effects on impairment of Aracruz investment	46	46
Provisions	31	24
Post-retirement benefits	7	8
Cross currency interest rate swap contracts	2	38
US GAAP adjustments and others	-	2

Total deferred tax assets	133	128

Less: current portion	(5)	(49)

Total deferred tax assets non-current portion	128	79

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(386)	-
Tax effect on fair value of asset exchange (Note 4(b))	(83)	-
Other US GAAP adjustments	(8)	-

Total deferred tax liabilities	(477)	-

Net deferred tax assets (liabilities) non-current portion	(349)	79

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

A new cost basis for our off-shore holding company, Newark's, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income ("Equity loss of investee"). The deferred tax effect is included in "Deferred income tax benefit". At December 31, 2007, Aracruz ADSs traded at US$ 74.35.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

6	Available for Sale Securities

	2007	2006

Denominated in Reais
Credit linked notes	176	294
Foreign Government Bonds	-	67
FIDC (Securitized receivables fund)	-	4

Total	176	365

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders' equity.

7	Trade Accounts Receivable

	2007	2006

Domestic receivables	114	109
Export receivables, denominated in U.S. dollars	60	100
Allowance for doubtful accounts	(9)	(8)

	165	201

At December 31, 2007, one customer accounted for 19% of total customers receivables; no other customer accounted for more than 10% of the balance (none at December 31, 2006).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

8	Inventories

	2007	2006

Finished products	105	101
Work in process	7	10
Raw materials and supplies	71	86
Imports in transit and other	3	5

	186	202
Inventories transferred to held for sale	-	(4)

	186	198

9	Investment in Significant Affiliated Companies

	2007	2006

Investment and goodwill
Aracruz	314	291
Ripasa	646	600
Ahlstrom VCP	39	-
Other	10	9

	1,009	900

	2007	2006	2005

Equity in earnings
Aracruz	52	56	42
Ripasa	15	19	10
Capital gain on sale of investments(Note 4(d))	48	-	-
Ahlstrom VCP	1	-	-
Other	(3)	2	2

	113	77	54

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2007 the Company's investment in Aracruz amounted to US$ 314. Included in the investment balance is unamortized goodwill of US$ 19. In 2007, the Company recorded equity in earnings for this investee of US$ 52 (2006 - US$ 56; 2005 - US$ 42). Aracruz uses the U.S. dollar as its functional currency.

(b)	Ripasa

The Company accounts for its investment in Ripasa using the equity method of accounting using financial information with a one month lag. At December 31, 2007 the Company's investment in Ripasa amounted to US$ 646. Included in the investment balance is unamortized goodwill of US$ 174. In the year ended December 31, 2007, the Company recorded equity in earnings for this investee of US$ 15 (2006 - US$ 19 and 2005 -US$ 10).

Ripasa and Aracruz's condensed balance sheet and condensed statement of income for the three years then ended are as follows:

	Ripasa(i)

	2007	2006

Current assets	208	327
Property, plant and equipment, and other assets	1,411	1,258
Current liabilities	175	170
Long-term debt (long-term portion)	155	236
Other long-term liabilities	345	315

Net assets	944	864

	Ripasa(i)

	2007	2006	2005

Net sales	478	573	507
Operating income	59	67	39
Net income	28	55	38

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	Aracruz(ii)

	2007	2006

Current assets	1,251	1,200
Property, plant and equipment, and other assets	3,374	2,796
Current liabilities	328	287
Long-term debt (long-term portion)	1,312	1,155
Other long-term liabilities	597	352

Net assets	2,388	2,202

	Aracruz(ii)

	2007	2006	2005

Net sales	1,345	1,681	1,345
Operating income	447	499	447
Net income	341	455	341

(i)	50% ownership interest.
(ii)	12.35% ownership interest (28.0% of the voting shares).

(c)	Ahlstrom VCP

The Company accounts for its investment in Ahlstrom VCP using the equity method of accounting. At December 31, 2007 the Company's investment in Ahlstrom VCP amounted to US$ 39. In the year ended December 31, 2007, the Company recorded equity in earnings for this investee of US$ 1. The net assets of Ahlstrom VCP at December 31, 2007 were US$ 97.

10	Property, Plant and Equipment

	2007	2006

Land	482	191
Buildings	183	161
Machinery, equipment and installations	1,250	1,609
Forests	706	379

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006

Other	326	186
Construction in progress
VCP-MS (Note 4(b))	1,285	-

Other	279	122

	4,511	2,648
Accumulated depreciation and depletion	(595)	(703)

	3,916	1,945

In May 2006, the average estimates of total useful lives of the machinery, equipment and installations were reduced from 25 years to 18 years and 3 months. As a consequence, the 2006 depreciation expense increased by US$ 65 (2006 effect on net income per average: preferred shares US$ 0.70; common shares US$ 0.61).

Financial income accruing from the VCP-MS trust (Note 4 (b)), totaling US$ 114, was capitalized in 2007 in construction in progress.

During 2006, the Company concluded a physical inventory of machinery, equipment and installations and, as a result, wrote off US$ 8. Interest capitalized on construction in progress in each of the periods was: 2007 - US$ 6; 2006 - US$ 11 and 2005 - US$ 5.

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.72% at December 31, 2007 (2006 - 5.50%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate
	December 31, 2007	2007	2006

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.08%	848	873
Fixed rate notes		50	-

In Reais
Export credit notes	94% of CDI	30	-

Total third parties		928	873

Related parties
In U.S. dollars
VOTO III loan	7.88%	43	41
VOTO IV loan	7.75%	201	200

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	159	160
UMBNDES	UMBNDES + 3.8%	22	25

Total related parties		425	426

Total debt		1,353	1,299
Less: current portion		(156)	(170)

Long-term portion		1,197	1,129

.	LIBOR (London Interbank Offered Rate) at December 31, 2007 was 4.60% p.a. (2006 - 5.3%).
.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2007, the TJLP was 6.25% p.a. (2006 - 6.85%).
.	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.
.	CDI (Interbank Deposit Certificate) at December 31, 2007 was 11.11% p.a.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds of the Agreement were used to prepay the following then outstanding Export Prepayment loans: (i) agreements dated May and July 2004 with ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments; and
(ii) various other agreements including those executed during 2006.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$ 150.

(b)	Fixed rate notes

We signed a financing agreement with UNIBANCO - União de Bancos Brasileiros for the reais equivalent of US$ 50 for the purpose of working capital. This financing will mature in May 2008.

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interest in VOTO IV and together with VPAR we are the guarantors for this operation.

(e)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2007 and 2006 were US$ 66 and US$ 46, respectively.

On October 4, 2007, we signed a new financing agreement for the reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. The remaining balance is indexed to the UMBNDES plus 1.3% per annum and carries annual interest of TJLP + 1.8%. This financing will mature in 2012.

We have outstanding several other financing agreements with BNDES primarily related to the acquisition of nationally-manufactured machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a. The balance outstanding was US$ 181 and US$ 185 at December 31, 2007 and 2006, respectively.

(f)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(g)	Long-term debt maturities

At December 31, 2007, the long-term position of long-term debt maturities is as follows:

2009	184
2010	142
2011	165
2012	165
2013	157
After 2013	384

1,197

(h)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We are in compliance with all covenants during each period presented.

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2007	2006

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		34	325

FIDC - Cia Nitroquímica Brasileira		-	4

Unrealized losses from cross currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter- party	-	(91)

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	Nature and business
	purpose of transactions	2007	2006
Long-term loans	Loans from related parties
Votorantim Group
VOTO III		43	41
VOTO IV		201	200
BNDES (shareholder)		181	185

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	67	43

Revenue, income and expenses from transactions with related parties were as follows:
	2007	2006	2005

Purchases from Ripasa	213	75	-
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	9	6	3
Purchases from TIVIT Tecnologia da Informação S.A.	8	4	-
Financial income	34	70	52
Financial expenses	4	73	115

Financial income arises from investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

14	Financial Instruments

We primarily use cross currency interest rate swap contracts and Brazilian Government bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Government bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

The fair values of our long-term and short-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2007 and 2006 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 45 and US$ 480, respectively and their fair values of negative US$ 1 and positive US$ 8, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	565	565	405	405
Available for sale securities	176	176	365	365
Unrealized losses from cross currency interest rate swaps	(5)	(5)	(94)	(94)
Short-term debt	211	211	242	242
Long-term debt	1,353	1,369	1,299	1,329

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in Other assets) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and the corresponding deposits is as follows:

	2007		2006

	Deposits	Provisions	Deposits	Provisions

Tax-related	150	173	92	133
Labor-related	8	15	5	13
Civil-related	-	9	-	6

	158	197	97	152

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The activity in our provision account was as follows:

	2007	2006	2005

At beginning of year	152	172	104
Provisions for new legal proceedings	21	11	54
Reversal (iv)	-	(47)	-
Translation adjustment	24	16	14

At end of year	197	152	172

(a)	Tax-related

We have instituted a number of legal proceedings which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

(i)
In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 02% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice of our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 following an unfavorable decision of the Supreme Court.

(ii)
During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

(iii)
In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice of our legal counsel, we have accrued US$ 7 relating to this claim.

(iv)
In 1998, Brazilian Law 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of income as "Financial income".

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Unprovided possible loss contingencies

VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

These possible losses, at December 31, are as follows:

	2007	2006

Tax-related	196	196
Labor-related	14	12
Civil-related	9	8

	219	216

(c)	Unprovided remote loss contingencies

Income tax assessment

In December 2007 our wholly-owned subsidiary, Normus, was assessed of US$ 512, the Reais equivalent of R$ 906,903 thousand by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment to be remote. The said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory. On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company´s position will prevail, it has not recognized a liability.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2007, customer guarantees provided by us totaled US$ 127, including interest (US$ 120 at December 31, 2006 and US$ 57 at December 31, 2005). Our guarantees are usually secured by the personal guarantee of the customer's owner.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 13 in 2007 and US$ 2 in 2006 and 2005. At December 31, 2007, future minimum lease payments are due in 2008 total US$ 13.

At December 31, 2007, future minimum operating lease payments were as follows:

2008	13
2009	13
2010	13
2011	13
2012	13
After 2012	13

78

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

We have commitments for capital expenditures amounting to US$ 59 at December 31, 2007.

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years for which the contractual obligations are US$ 58 p.a. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 42 p.a.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount
Primary obligor	Obligations	Beneficiary	2007	2006

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our affiliates Aracruz, Ripasa and Ahlstrom VCP which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Net operating revenue - Brazilian GAAP
Pulp	653	520	440
Paper	691	803	704

Reconciling item to US GAAP
Pulp	(2)	(1)	(1)
Paper	(9)	(5)	(13)

Total net operating revenue - US GAAP	1,333	1,317	1,130

Intersegment sales of pulp to paper segment	43	254	249

Net operating revenue before intersegment sales eliminations - US GAAP	1,376	1,571	1,379

	2007	2006	2005

Depreciation and depletion expense - Brazilian GAAP
Pulp	136	127	89
Paper	12	68	31

Reconciling items to US GAAP
Pulp	(4)	(2)	(2)
Paper	(1)	-	(1)

Depreciation and depletion expense - US GAAP	143	193	117

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over ten years up to December 31, 1996, over 25 years up to December 31, 2005 and over 18.25 years thereafter.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2007	2006	2005

Segment operating income - Brazilian GAAP
Pulp	143	200	155
Paper	103	124	113

Operating income under Brazilian GAAP	246	324	268
Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	1	2	2
Paper	1	2	1
Other adjustments
Pulp	(4)	(21)	(10)
Paper	(13)	(22)	(14)
Gain on exchange of assets, net	955	-	-

Total pulp	142	181	147
Total paper	89	104	100
Gain on exchange of assets, net	955	-	-

Operating income - US GAAP	1,186	285	247

Segment assets
Pulp	3,364	1,332	1,167
Paper	495	556	513

Total segment assets per Brazilian GAAP	3,859	1,888	1,680
Reconciling items to US GAAP
Pulp	50	37	44
Paper	7	20	34

Total pulp	3,414	1,369	1,211
Total paper	502	576	547

Property, plant and equipment - US GAAP	3,916	1,945	1,758

Capital expenditures per Brazilian GAAP
Pulp	420	198	188
Paper	51	50	54

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Reconciling items to US GAAP
Capitalized interest
Pulp	6	2	4
Paper	-	-	1

Total capitalized interest	6	2	5

Total pulp	426	199	192
Total paper	51	49	55

Capital expenditures - US GAAP	477	248	247

(b)	Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers. Sales are classified by region based on the location of the customer.

	2007		2006		2005
	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	14	342	54	292	50	243
Middle East and Asia	-	141	5	127	10	120
North America	20	52	57	46	54	39
South America, other than Brazil	54	1	49	-	44	-
Africa	-	-	2	-	5	1

	88	536	167	465	163	403

17	Shareholders' Equity

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders. In 2007, 2006 and 2005 we paid dividends in excess of the mandatory amount.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves ("Appropriated retained earnings"). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2007, we had unappropriated retained earnings of R$ 2,240 million (2006 - R$ 1,761 million) in our statutory books, equivalent, at the exchange rate at December 31, 2007, to US$ 1,265 (2006 - US$ 824).

Dividends paid per shares in U.S. dollars were as follows:

	2007	2006	2005

Preferred	0.70	0.80	0.45
Common	0.64	0.72	0.41

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In accordance with VCP's dividend policy, VCP is committed to pay dividends and/or interest attributable to capital based on 60% of its "free operating cash flow". Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non - cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2007	2006	2005

Financial income
Gain on
Available for sale securities	112	62	22
Held-to-maturity securities	-	-	13
Interest income on cash equivalents	81	37	32
Reversal of contingency provision (Note 15(a)(iv))	-	47	-
Present value adjustment	12	16	5
Interest income on credit sales	6	4	7
Other (including taxes)	25	-	-

	236	166	79

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Financial expenses
Interest and charges on U.S. dollar debt	65	91	62
Interest and charges on real debt	14	15	16
Tax on checking accounts - CPMF	12	9	10
Indexation and interest charges on contingencies	20	6	17
Other	34	27	14

	145	148	119

20	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management's best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company's tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The adoption of FIN 48 did not have any impact in the Company's statements of income and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(a)).

As of December 31, 2007, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

21	Retirement Benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 5 in 2007, US$ 3 in 2006 and US$ 2 in 2005.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2007, 2006 and 2005 amounted to, US$ 3, US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23 at December 31, 2007 and US$ 24 at December 31, 2006.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23.

	Percentage
	2007	2006

Weighted-average assumptions
Discount rate	8.0	8.5
Health care cost trend on covered changes	3.0	3.0

	US$ dollars
	2007	2006

Components of net periodic benefit cost for 2008 and 2007
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

It has been assumed, for measurement purposes, that health care cost trends for 2008 will not be considerably different from 2007. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2007 (all other assumptions have been held constant):

	One-percentage - pint decrease
	2007	2006

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	0.3
On post-retirement benefit obligation	(2.6)	2.3

*          *          *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer

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